UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This Amendment No. 1 (the "Amendment") to the Report of Foreign Private Issuer on Form 6-K (the "Original 6-K"), originally furnished by the Company to the Securities and Exchange Commission on November 19, 2012, amends the original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements of the Company. In addition, the Amendment includes the interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements of the Company formatted in XBRL (eXtensible business reporting language).

No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-168873 and No. 333-183143) of the Company.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2012 of the Company.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands, except share data)

		March 31,	September 30,
		2012	2012	2012
	Note	RMB	RMB	US$

ASSETS

Current assets
Cash and cash equivalents		794,311	1,324,507	210,748
Accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB13,916; September 30, 2012: RMB14,841 (US$2,361))		79,012	78,627	12,511
Inventories		6,666	5,074	807
Prepaid expenses and other receivables		11,561	15,055	2,395
Trading securities		354	-	-
Debt issuance costs	5	-	2,852	454
Deferred tax assets		5,268	5,715	909
Total current assets		897,172	1,431,830	227,824

Property, plant and equipment, net	3	267,862	345,279	54,939
Non-current prepayments		2,863	3,144	500
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB38,628; September 30, 2012: RMB42,744 (US$6,801))		254,236	246,086	39,156
Inventories		34,651	37,773	6,010
Intangible assets, net		129,791	127,481	20,284
Available-for-sale equity securities		98,199	78,332	12,464
Other investment		134,363	134,363	21,379
Debt issuance costs	5	-	10,183	1,620
Deferred tax assets		5,013	5,879	935
Total assets		1,824,150	2,420,350	385,111

LIABILITIES

Current liabilities
Bank loan	4	45,000	50,000	7,956
Accounts payable		6,343	14,234	2,265
Accrued expenses and other payables		33,351	62,555	9,953
Deferred revenue		106,110	151,496	24,105
Amounts due to related party		360	720	115
Income tax payable		5,943	5,809	924
Total current liabilities		197,107	284,814	45,318

Convertible notes	5	-	422,569	67,237
Non-current deferred revenue		306,534	406,359	64,657
Other non-current liabilities		60,420	81,455	12,961
Deferred tax liabilities		24,462	23,306	3,708
Total liabilities		588,523	1,218,503	193,881

See accompanying notes to the unaudited condensed consolidated financial statements.

1

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (continued)

(Amounts expressed in thousands, except share data)

	March 31,	September 30,
	2012	2012	2012
	RMB	RMB	US$
EQUITY
China Cord Blood Corporation shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and 73,140,147 shares issued and 69,064,092 shares outstanding as of September 30, 2012	50	50	8
Additional paid-in capital	865,654	865,654	137,737
Treasury stock, at cost (March 31, 2012: nil; September 30, 2012: 4,076,055 shares)	-	(72,675)	(11,564)
Accumulated other comprehensive income	26,057	3,705	589
Retained earnings	310,973	366,761	58,358
Total equity attributable to China Cord Blood Corporation	1,202,734	1,163,495	185,128

Non-controlling interests	32,893	38,352	6,102

Total equity	1,235,627	1,201,847	191,230

Commitments and contingencies	-	-	-

Total liabilities and equity	1,824,150	2,420,350	385,111

See accompanying notes to the unaudited condensed consolidated financial statements.

2

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except share and per share data)

		Three months ended September 30,			Six months ended September 30,
		2011	2012	2012	2011	2012	2012
	Note	RMB	RMB	US$	RMB	RMB	US$

Revenues		98,433	128,462	20,440	185,891	243,792	38,791
Direct costs		(21,757)	(27,057)	(4,305)	(41,625)	(51,446)	(8,186)
Gross profit		76,676	101,405	16,135	144,266	192,346	30,605

Operating expenses
Research and development		(1,932)	(1,860)	(296)	(3,709)	(4,123)	(656)
Sales and marketing		(15,575)	(23,517)	(3,742)	(28,181)	(42,737)	(6,800)
General and administrative		(21,444)	(28,984)	(4,612)	(43,899)	(54,044)	(8,599)
Total operating expenses		(38,951)	(54,361)	(8,650)	(75,789)	(100,904)	(16,055)

Operating income		37,725	47,044	7,485	68,477	91,442	14,550

Other (expense)/income, net
Interest income		3,312	3,859	614	6,451	7,188	1,144
Interest expense		(1,190)	(14,089)	(2,242)	(1,650)	(24,265)	(3,861)
Foreign exchange (loss)/gain, net		(4,956)	41	7	(4,860)	51	8
Dividend income		-	-	-	7,217	2,420	385
Others		111	(1,002)	(160)	325	(766)	(121)
Total other (expense)/income, net		(2,723)	(11,191)	(1,781)	7,483	(15,372)	(2,445)

Income before income tax		35,002	35,853	5,704	75,960	76,070	12,105

Income tax expense	6	(9,093)	(8,466)	(1,347)	(7,310)	(14,801)	(2,355)
Net income		25,909	27,387	4,357	68,650	61,269	9,750

Income attributable to non-controlling interests		(2,660)	(2,692)	(428)	(5,379)	(5,481)	(872)
Net income attributable to China Cord Blood Corporation shareholders		23,249	24,695	3,929	63,271	55,788	8,878

Net income per share:
Attributable to ordinary shares	7
- Basic		0.31	0.34	0.05	0.85	0.75	0.12
- Diluted		0.31	0.34	0.05	0.85	0.75	0.12

Other comprehensive income
- Net foreign currency translation, net of nil tax		122	(1,007)	(160)	(689)	(2,424)	(386)
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax		(5,976)	2,624	418	(11,508)	(19,950)	(3,174)
Comprehensive income		20,055	29,004	4,615	56,453	38,895	6,190

Comprehensive income attributable to non-controlling interests		(2,680)	(2,672)	(425)	(5,605)	(5,459)	(869)
Comprehensive income attributable to China Cord Blood Corporation shareholders		17,375	26,332	4,190	50,848	33,436	5,321

See accompanying notes to the unaudited condensed consolidated financial statements.

3

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	China Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	ordinary shares	Amount	capital	shares	Amount	income	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2012	73,140,147	50	865,654	-	-	26,057	310,973	32,893	1,235,627
Net income	-	-	-	-	-	-	55,788	5,481	61,269
Other comprehensive income	-	-	-	-	-	(22,352)	-	(22)	(22,374)
Repurchase of shares	-	-	-	(4,076,055)	(72,675)	-	-	-	(72,675)
Balance as of September 30, 2012	73,140,147	50	865,654	(4,076,055)	(72,675)	3,705	366,761	38,352	1,201,847

Balance as of September 30, 2012 - US$		$8	$137,737		$(11,564)	$589	$58,358	$6,102	$191,230

See accompanying notes to the unaudited condensed consolidated financial statements.

4

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2011	2012	2012
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	152,707	279,406	44,457

Cash flows from investing activities:
Purchase of property, plant and equipment	(9,764)	(88,642)	(14,104)
Purchase of intangible assets	(80,188)	-	-
Proceeds from disposal of property, plant and equipment	269	218	35
Net cash used in investing activities	(89,683)	(88,424)	(14,069)

Cash flows from financing activities:
Repayments of bank loan	(45,000)	(45,000)	(7,160)
Proceeds from bank loan	45,000	50,000	7,956
Payments for repurchase of shares	(36,783)	(73,400)	(11,679)
Proceeds from issuance of convertible notes	-	412,292	65,601
Payments for debt issuance costs	-	(3,532)	(562)
Net cash (used in)/provided by financing activities	(36,783)	340,360	54,156

Effect of foreign currency exchange rate change on cash and cash equivalents	(1,930)	(1,146)	(182)

Net increase in cash and cash equivalents	24,311	530,196	84,362

Cash and cash equivalents at beginning of period	611,387	794,311	126,386

Cash and cash equivalents at end of period	635,698	1,324,507	210,748

Non-cash financing activities:
Payables for debt issuance costs	-	10,717	1,705

Supplemental disclosures of cash flow information:
Cash paid for income taxes	15,231	17,404	2,769
Cash paid for interest	1,650	1,703	271

See accompanying notes to the unaudited condensed consolidated financial statements.

5

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in thousands, except share and per share data)

1	Principal activities and basis of presentation

(a)	Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of September 30, 2012, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

(b)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The March 31, 2012 condensed consolidated balance sheet was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2012 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F for the year ended March 31, 2012.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2012, the results of operations for the three and six months ended September 30, 2012 and 2011 and cash flows for the six months ended September 30, 2012 and 2011, have been made.

For the convenience of the readers, certain amounts as of and for the three and six months ended September 30, 2012 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2848, being the spot exchange rate of U.S. dollars in effect on September 28, 2012 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2012 or at any other date.

6

2	Summary of significant accounting policies

(a)	Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as non-controlling interests. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

(b)	Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimation of direct costs for the provision of donated cord blood for transplantation and research, the useful lives of property, plant and equipment and intangible assets, the recoverability of the carrying values of property, plant and equipment and intangible assets, the fair value of investment securities, the valuation allowances for receivables and deferred tax assets and the realizability of inventories.

3	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2012	2012	2012
	RMB	RMB	US$

Buildings	150,181	187,558	29,844
Leasehold improvements	42,783	43,970	6,996
Machineries	86,395	91,648	14,582
Motor vehicles	8,939	11,093	1,765
Furniture, fixtures and office equipment	27,500	31,146	4,956
Construction-in-progress	37,010	76,733	12,209
	352,808	442,148	70,352
Less: Accumulated depreciation	(84,946)	(96,869)	(15,413)
Total property, plant and equipment, net	267,862	345,279	54,939

To support the Group’s ongoing expansion, the Group made prepayments of RMB25,000 in March 2012 to a third party for the purchase of a property and its associated land use right in the Guangdong province, and included such prepayments in construction-in-progress as of March 31, 2012. Pursuant to the final purchase contract dated June 28, 2012, the total purchase price of the property and land use right is RMB100,000 (US$15,911). The remaining RMB75,000 (US$11,934) was fully paid as of June 30, 2012.

7

During the six months ended September 30, 2012, part of the property was ready for its intended use and therefore, RMB37,556 (US$5,976) was transferred from construction-in-progress to buildings.

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2011 and 2012 was RMB5,963 and RMB7,160 (US$1,139), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2011 and 2012 was RMB11,912 and RMB13,926 (US$2,216), respectively.

As of March 31, 2012 and September 30, 2012, buildings with a total carrying value of RMB128,890 and RMB125,164 (US$19,915) were collateralized for short-term bank loan of RMB45,000 and RMB50,000 (US$7,956) (see Note 4) respectively.

4	Bank loan

On June 27, 2011, the Group borrowed RMB45,000 from Hua Xia Bank, a commercial bank in the PRC. The term of the loan was one year. The Group repaid the bank loan in full on June 27, 2012.

On July 11, 2012, the Group borrowed RMB50,000 (US$7,956) from Hangzhou Bank, a commercial bank in the PRC. The term of the loan is one year. The loan bears a floating interest rate equals to 120% of the base lending rate quoted by the People’s Bank of China, which is adjusted on the 20th day of the third month of each quarter. As of September 30, 2012, the bank loan bears interest at 7.2% per annum.

The bank loans are denominated in RMB and are collateralized by certain buildings of the Group (see Note 3).

5	Convertible notes

On April 27, 2012, the Company completed the sale of US$65 million in aggregate principal amount of 7% coupon interest rate senior unsecured convertible notes (the “KKR Notes”). The KKR Notes are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share and were issued to KKR China Healthcare Investment Limited (“KKRCHIL”). The Company received gross proceeds of US$65 million and incurred issuance costs of RMB14,260 (US$2,269) from the issuance of the KKR Notes. The KKR Notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to their maturity at the Company’s option. The KKR Notes are convertible at any time in whole or part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the KKR Notes that is calculated to provide a 12% Internal Rate of Return (“IRR”).

8

The carrying amount of the KKR Notes as of September 30, 2012 is summarized in the following table:

	September 30,
	2012	2012
	RMB	US$

Principal amount of the KKR Notes	413,643	65,817
Cumulative interest payable	8,926	1,420
Carrying amount	422,569	67,237

The KKR Notes holder has the right to require the Company to redeem all or any portion of the KKR Notes upon occurrence of events of default. Such events of default under the KKR Notes include suspension from trading or failure of the Company’s ordinary shares to be listed over certain periods (subject to certain exceptions), failure to deliver ordinary shares upon conversion, or failure to pay principal or interest to the holder within certain periods when due and payable (including, without limitation, the Company’s failure to pay any redemption payments), bankruptcy, materially breaches of any covenants or terms in the KKR Notes, the incurrence of any indebtedness of the Group and any final judgment or judgment against the Group exceeding certain amount, and any other event or events that could be expected to have material adverse effects on the Group. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the KKR Notes, the interest rate shall be increased to twenty-two and one-half percent (22.5%) per annum.

The KKR Notes are also entitled to a special redemption payment in the event the Group breaches certain covenants, Golden Meditech Holdings Limited (“GMHL”), a major shareholder of the Company, or certain members of the Company’s senior management violate the terms of certain lock-up agreements they have entered into in favor of KKRCHIL. The KKR Notes contain customary ongoing covenants, including affirmative covenants and negative covenants. Covenants are set out in the convertible note purchase agreement and the KKR Notes, including but not limited to compliance with SEC filings and all applicable laws and rules; maintaining Form F-3 eligibility and maintaining and keeping all the current held cord blood banking licenses effective; the Company shall not, without the prior written consent of the KKR Notes holder, change its principal business; dissolve, liquidate, reorganize or restructure; merge with any other entity; commence any case, proceeding or other action under bankruptcy, insolvency or similar law; acquire or dispose of assets other than in the ordinary course of business; approve any budget or business plan; incur any indebtedness such that the outstanding indebtedness is in excess of US$22 million. Any amendment or waiver thereof requires the affirmative consent of a majority of the holder of all outstanding KKR Notes. Additionally, additional payments on the KKR Notes shall be made in the event the Group pays any excess cash dividend in any financial year (See Note 7). Such term provides KKRCHIL with the ability to participate in any excess cash dividend.

9

The Company has determined that the conversion feature embedded in the KKR Notes should not be bifurcated and accounted for as a derivative pursuant to Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 815, Derivatives and Hedging, since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument. The Company has determined that the embedded put options that can accelerate the repayment of the KKR Notes and contingent interest feature are clearly and closely related to the debt host contract and are not separately accounted for as a derivative pursuant to the FASB ASC 815. Further, since the conversion price of the KKR Notes exceeded the market price of the Company’s ordinary shares on the date of commitment, no portion of the proceed from the issuance was accounted for as attributable to the beneficial conversion feature.

The Company accrued interest on the KKR Notes based on the guaranteed 12% IRR per annum. The difference between the accrued interest rate of 12% and the coupon rate of the KKR Notes is recorded in “convertible notes” in the unaudited condensed consolidated balance sheets. Debt issuance costs are amortized to interest expense from the date the KKR Notes were issued to the earliest date the holders of the KKR Notes can demand payment, which is five years.

Interest relating to the KKR Notes was recognized as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2012	2012	2012
	RMB	US$	RMB	US$

KKR Notes interest incurred	12,512	1,991	21,337	3,395
Amortization of debt issuance costs	767	122	1,225	195
Total interest expense	13,279	2,113	22,562	3,590

6	Income tax

Effective from January 1, 2008, under the new Enterprise Income Tax (“EIT”) law, the PRC statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax rate of 25% unless otherwise specified.

The new EIT law and its relevant regulations provide transitional tax rates for Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) which are 24% and 25% for calendar years 2011 and 2012 onwards, respectively. In February 2012, Beijing Jiachenhong received approval from the tax authority on the renewal of its “High and New Technology Enterprise” (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013.

In June 2011, Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2010 to December 31, 2012. As a result, Guangzhou Nuoya received a tax refund amounting to RMB10,433 in relation to overpaid income tax for the period from January 2010 to December 2010.

The Company’s effective income tax rates for the three months ended September 30, 2011 and 2012 were 26.0% and 23.6%, and were 9.6% and 19.5% for the six months ended September 30, 2011 and 2012, respectively. The effective income tax rates for the three and six months ended September 30, 2012 differ from the PRC statutory income tax rate of 25% primarily due to the effect of Beijing Jiachenhong and Guangzhou Nuoya’s preferential tax treatments, which is partly offset by the effect of non-PRC entities not being subject to income tax.

10

As of and for the six months ended September 30, 2012, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

7	Net income per share

The following table sets forth the computation of basic net income per share and diluted net income per share for the three and six months ended September 30, 2011 and 2012 respectively:

		Three months ended September 30,
		2011	2012	2012
	Note	RMB	RMB	US$
Numerator:
Net income attributable to the Company		23,249	24,695	3,929
Earnings allocated to participating convertible notes	(i)	-	(491)	(78)

Net income for basic and diluted net income per share		23,249	24,204	3,851

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		74,509,931	69,860,425	69,860,425

Net income per share attributable to ordinary shares:
- Basic		0.31	0.34	0.05
- Diluted	(ii)	0.31	0.34	0.05

		Six months ended September 30,
		2011	2012	2012
	Note	RMB	RMB	US$
Numerator:
Net income attributable to the Company		63,271	55,788	8,878
Earnings allocated to participating convertible notes	(i)	-	(1,813)	(288)

Net income for basic and diluted net income per share		63,271	53,975	8,590

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		74,513,991	71,502,502	71,502,502

Net income per share attributable to ordinary shares:
- Basic		0.85	0.75	0.12
- Diluted	(ii)	0.85	0.75	0.12

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Notes:

(i)	The KKR Notes provide KKRCHIL with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for each reporting period in both basic and diluted net income per share computation.

(ii)	During the three and six months ended September 30, 2011, the Company had potentially dilutive ordinary shares of 500,000 representing shares issuable upon exercise of an option issued by the Company in connection with its initial public offering in December 2006. Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because the exercise price of options exceeded the average price of the Company’s ordinary shares during the periods. The option expired on December 13, 2011.

During the three and six months ended September 30, 2012, the Company had potentially dilutive ordinary shares of 22,903,454 representing shares issuable upon conversion of the KKR Notes (see Note 5). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

8	Subsequent events

(a)	Subsequent to the period end and up to December 19, 2012, the Group has repurchased 3,374,859 ordinary shares for a total consideration of RMB58,156 (US$9,253).

(b)	On October 3, 2012, the Company completed the sale of US$50 million in aggregate principal amount of 7% coupon interest rate senior unsecured convertible notes (the “GM Notes”). The GM Notes are convertible into the Company’s ordinary shares at a conversion price of US$2.838 per share and were issued to GMHL. The GM Notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to their maturity at the Company’s option. The GM Notes are convertible at any time, in whole or part, into the Company’s ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. On the maturity date, the Company is obligated to pay a redemption amount on the unconverted portion of the GM Notes that is calculated to provide a 12% IRR.

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The GM Notes holder has the right to require the Company to redeem all or any portion of the GM Notes upon occurrence of events of default. Such events of default under the GM Notes include suspension from trading or failure of the Company’s ordinary shares to be listed over certain periods (subject to certain exceptions), failure to deliver ordinary shares upon conversion, or failure to pay principal or interests to the holder within certain periods when due and payable (including, without limitation, the Company’s failure to any redemption payments), bankruptcy, materially breaches of any covenants or terms in the GM Notes, the incurrence of any indebtedness of the Group and any final judgment or judgment against the Group exceeding certain amount, and any other event or events that could be expected to have material adverse effects on the Group. From and after the thirtieth day following the occurrence, and during the continuance, of an event of default under the GM Notes, the interest rate shall be increased to twenty-two and one-half percent (22.5%) per annum. The GM Notes are also entitled to a special redemption payment in the event the Group breaches certain covenants. The GM Notes contain customary ongoing covenants, including affirmative covenants and negative covenants. Covenants are set out in the convertible note purchase agreement and the GM Notes, including but not limited to compliance with SEC filings and all applicable laws and rules; maintaining Form F-3 eligibility and maintaining and keeping all the current held cord blood banking licenses effective; the Company shall not, without the prior written consent of the GM Notes holder, change its principal business; dissolve, liquidate, reorganize or restructure; merge with any other entity; commence any case, proceeding or other action under bankruptcy, insolvency or similar law; acquire or dispose of assets other than in the ordinary course of business; approve any budget or business plan; incur any indebtedness such that the outstanding indebtedness is in excess of US$87 million. Any amendment or waiver thereof requires the affirmative consent of a majority of the holder of all outstanding GM Notes. Additionally, additional payments on the GM Notes shall be made in the event the Group pays any excess cash dividend in any financial year.

In connection with the sale of GM Notes, the Company appointed Mr. Yuen Kam, Chairman and Chief Executive Officer of GMHL, as a non-executive Chairman of the Company, effective from October 3, 2012.

On October 3, 2012, the Company received gross proceeds of US$50 million from the issuance of the GM Notes.

(c)	On August 15, 2012, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Cordlife Group Limited (“CGL”), pursuant to which CGL is obligated to purchase 7,314,015 ordinary shares, representing 10% of the issued ordinary shares of the Company, owned by the Company as treasury stock, for a cash consideration of approximately US$20.8 million. CGL is principally engaged in cord blood banking services in markets including Singapore and Hong Kong, and was listed on the Singapore Exchange on March 29, 2012. Pursuant to the Share Purchase Agreement, so long as the equity interest in the Company maintained by CGL is 10% or more, CGL will be entitled to designate one of the members of the Company’s board of directors and have access to certain confidential information of the Company.

Contemporaneously, China Stem Cells (South) Company Limited (“CSC South”), a 90% owned subsidiary of the Group incorporated in the British Virgin Islands, entered into a shares repurchase agreement (the “Shares Repurchase Agreement”) with Cordlife (Hong Kong) Limited (“Cordlife HK”), pursuant to which CSC South is obligated to repurchase 10% of its shares previously held by Cordlife HK for approximately US$16.8 million. Cordlife HK is a wholly owned subsidiary of CGL.

On November 12, 2012, the closing of the transactions contemplated under the Share Purchase Agreement and the Shares Repurchase Agreement occurred. Consequently, CGL acquired 7,314,015 ordinary shares of the Company, representing approximately 10% of the Company’s issued ordinary shares, and CSC South became a wholly-owned subsidiary of the Company. In connection with the closing of the transactions, the Company appointed Mr. Jeremy Yee, Chief Executive Officer of CGL, as a non-executive independent director of the Company, effective from November 12, 2012.

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(d)	On December 6, 2012, Favorable Fort Limited (“FF”), a non-wholly owned Hong Kong incorporated subsidiary of the Company, entered into a shares purchase agreement with Cordlife Services (S) Pte. Ltd., a subsidiary of Cordlife Limited (“Cordlife Services”), pursuant to which FF is obligated to repurchase 17% of its outstanding ordinary shares from Cordlife Services for a cash consideration of US$8.65 million following satisfaction or waiver of all the closing conditions set forth in the shares purchase agreement. As of the date of this report, the transaction is not yet completed.

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Other Events

On November 19, 2012, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2012. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1*	Press Release, dated November 19, 2012
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: December 19, 2012